September 13, 2007

Via EDGAR and U.S Mail

Mr. Michael C. Volley

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated August 31, 2007, addressed to Alton E. Yother regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2006 (the “Filing”). Detailed responses are included in this letter. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above. New, proposed disclosures are included in italics.

1(a)	We note you have incurred significant merger-related charges during the last three years. Please tell us how you determined that your non-GAAP disclosures were not prohibited considering the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.

Regions Response: Regions evaluated the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K from the standpoint of discrete merger events. Item 10(e)(1)(ii)(B) of Regulation S-K specifically prohibits reporting non-GAAP charges when the nature of the charge has occurred in the prior two years. The nature of the charges reported in 2004 and 2005 was specific to the merger and integration with Union Planters Corporation (UP) in June of 2004. That integration was completed in 2005. Our current disclosures include charges for current period merger expenses related to the merger of

Post Office Box 11007

Birmingham, Alabama 35288

AmSouth Bancorporation (AmSouth) and Regions in November of 2006. These charges are completely unrelated to the merger with UP in 2004 and 2005. Therefore, our disclosure is consistent with Item 10(e)(1)(ii)(B) of Regulation S-K.

1(b)	Please tell us how you determined that your non-GAAP presentations of earnings per share, return on average assets and return on average equity were not prohibited considering the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically tell us and expand your disclosures to explain how these measures are used by management and in what way they provide meaningful information to investors since these measures do not depict the amount that accrues directly to shareholders’ benefit.

Regions Response: Regions determined that the disclosures of the financial measures of earnings per share, return on average assets and return on average equity were permitted by Item 10(e) of Regulation S-K. Specifically, Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that “certain non-GAAP per share measures may be meaningful from an operating viewpoint.” Regions’ management believes that the non-GAAP measures are relevant when evaluating current period operating performance and that including merger-related charges in GAAP measures does not provide a meaningful indication of the current performance of the Company. Accordingly, Regions’ management evaluates the Company’s performance by reviewing “operating” results (which excludes expenses incurred related to merger and integration activities) along the lines disclosed to investors. We strongly believe that investors find this information useful in evaluating Regions’ performance.

Regions believes that in all cases where a non-GAAP financial measure is referred to within MD&A, GAAP metrics are given higher prominence than their non-GAAP counterparts. Regions refers you to the Financial Highlights Table on pages 36 and 37, which presents GAAP information and is included in MD&A before the non-GAAP financial measures table. Further, in the GAAP to Non-GAAP reconciliation on page 39, Regions presents the GAAP measures first and explicitly reconciles to the non-GAAP financial measures.

1(c)	If you are able to support that your non-GAAP measures are not prohibited, please revise to include or significantly expand your disclosures to include the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Refer to Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Regions Response: Regions directs your attention to our response dated July 6, 2006 to a Staff comment received on June 21, 2006 related to non-GAAP financial measures. Based on the results of that comment letter process in 2006 and the disclosures incorporated in Form 10-K, Regions believes that the Company has complied with its commitments to enhance disclosure surrounding non-GAAP financial measures. However, if the Staff believes that Regions’ disclosures are not adequate, Regions will revise future filings to include the following disclosure:

The table below presents computations of earnings and certain other financial measures excluding merger charges (non-GAAP). Merger charges are included in financial results presented in accordance with generally accepted accounting principles (GAAP). Regions believes the exclusion of merger charges in expressing earnings and certain other financial measures provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions’ business, because management does not consider merger charges to be relevant to ongoing operating results. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. To mitigate these limitations, Regions has policies in place to address expenses that qualify as merger charges and procedures in place to approve and segregate merger charges from other normal operating expenses to ensure that the Company’s operating results are properly reflected for period-to-period comparisons. See table below for computations of earnings and certain other GAAP financial measures and corresponding reconciliation to non-GAAP financial measures, which exclude merger charges for the periods presented.

2	Please revise to disclose where you present cash flows from the sale of loans held for sale obtained in acquisitions and tell us the accounting guidance on which you rely.

Regions Response: Regions will revise future filings to add the following disclosure to Note 1, Summary of Significant Accounting Policies:

Cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold and securities purchased under agreements to resell. Cash flows from loans, either originated or acquired, are classified at that time according to management’s intent to either sell or hold the loan for the foreseeable future. When management’s intent is to sell the loan, the cash flows of that loan are presented as operating cash flows. When management’s intent is to hold the loan for the foreseeable future, the cash flows on that loan are presented as investing cash flows.

Regions based this conclusion on Statement of Financial Accounting Standards No. 102, “Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, an amendment of FASB Statement No. 95”, paragraph 9.

3	Please revise to disclose your accounting policy and methodology used to estimate the reserve for unfunded credit commitments. Refer to paragraph 13(b) of SOP 01-6.

Regions Response: Regions will revise future filings to add the following disclosure to Note 1, Summary of Significant Accounting Policies:

In order to estimate a reserve for unfunded commitments, Regions uses a process consistent with that used in developing the allowance for loan losses. Regions estimates future fundings, which are less than the total unfunded commitment amounts, based on historical funding experience. Allowance for loan loss factors, which are based on product and customer type and are consistent with the factors used for portfolio loans, are applied to these funding estimates to arrive at the reserve balance. Changes in the reserve for unfunded commitments are recognized in non-interest expense.

4	Please revise to disclose the nature of your recourse liability.

Regions Response: Regions will revise future filings to add the following disclosure in Note 4, Loans:

The recourse liability represents Regions’ estimated credit losses on contingent repurchases of loans or make-whole payments related to residential mortgage loans previously sold. This recourse arises when debtors fail to pay for an initial period of time after the loan is sold or due to defects in the underwriting of the sold loans.

5	We note that you transferred the reserve for unfunded credit commitments from the allowance for loan losses to other liabilities in 2006. Please revise here and for all other allowance for credit loss disclosures and ratios to present the reserve for unfunded credit commitments separately from the allowance for loan losses for all periods presented.

Regions Response: The $51.8 million reserve for unfunded credit commitments at December 31, 2006 represented approximately 5% of the total allowance for credit losses and approximately 50% was related to pre-merger AmSouth commitments. Based on the same methodology used at December 31, 2006, the reserve for unfunded credit commitments would have ranged from 1.5% to 2.5% of the total allowance for loan losses reported at December 31, 2005 and 2004. The AmSouth amount for unfunded credit commitments as a percentage of AmSouth’s allowance was larger than Regions’ ratio; upon merger in November 2006, management decided the combined amount for unfunded credit commitments warranted separate accounting and disclosure. Management believes the reserves for periods prior to December 31, 2006 are immaterial.

6	Please revise to present a separate roll forward for the reserve for unfunded credit commitments.

Regions Response: As shown in Table 2 of the March 31 and June 30, 2007 Form 10-Qs, Regions includes a line item in the allowance for credit losses roll forward for the provision related to the reserve for unfunded credit commitments. Based on the relatively insignificant amount of reserve for unfunded commitments and consistent with industry practice, management believes a separate roll forward is not warranted. Regions will disclose in the Summary of Significant Accounting Policies footnote that the provision for unfunded credit commitments is included in non-interest expense.

7	Please revise to disclose the cash flows between you and the securitization conduit including proceeds from new securitizations, purchases of delinquent or foreclosed loans, servicing fees, and any other cash flows. Refer to paragraph 17h(4) of SFAS 140.

Regions Response: Regions will revise future filings to disclose cash flows between the securitization conduits and the Company related to sales to the securitization conduit. Historically, cash flows related to servicing fees were insignificant, and there were no repurchases of delinquent or foreclosed loans. Regions will continue to evaluate cash flows related to servicing fees and repurchases of delinquent or foreclosed loans in future reporting periods to determine if such amounts are significant for disclosure.

8	Please revise to disclose the amount of contractually specified servicing fees, late fees, and ancillary fees earned for all periods presented, including a description of where each amount is reported in the income statement. Refer to paragraph 17e(3) of SFAS 140.

Regions Response: Regions will revise future filings in Note 1, Summary of Significant Accounting Policies, to disclose the classification of servicing fees, late fees and other ancillary income related to the servicing of mortgage loans as Mortgage Income in the consolidated statements of income.

Regions will revise future filings to add the following disclosure in Note 6, Transfers and Servicing of Financial Assets to specifically disclose servicing income as follows:

During 200X, 200X and 200X Regions recognized $XX million, $XX million and $XX million, respectively, in contractually specified servicing fees, late fees, and other ancillary income resulting from the servicing of mortgage loans.

9	We note that you decreased the sale price of EquiFirst from $225 million to $75 million due to decreased asset values from operating losses during the first quarter. Please provide us the facts and circumstances related to the operating losses and tell us how you determined that impairment should have been recorded in the first quarter of 2007 and that the asset values reported at December 31, 2006 were appropriate.

Regions Response: The operating losses for EquiFirst incurred in the first quarter of 2007 were a combination of realized losses on the sale of loans, unrealized losses on loans held for sale, and losses incurred related to early payment defaults. These losses were due to the sub-prime market deterioration that occurred in the first quarter of 2007. This was evidenced by a rapid decline in the pricing for EquiFirst’s loan production. Similar loans that traded in December at 102 in the open market traded in the mid 101 range in January, between par and 101 in February, and below par in March. Regions performed a review of the EquiFirst asset valuations subsequent to December 31, 2006 and determined that the value declines were a first quarter industry and market event. Therefore, the losses were recorded when incurred during the first quarter of 2007.

10	Please revise here or in the MD&A to discuss the reasons for the losses recorded on your discontinued operations and disclose any remaining financial exposure to the sub-prime business.

Regions Response: Regions will revise future filings to include the following disclosure in the Discontinued Operations footnote in the consolidated financial statements:

Regions recorded approximately $140 million in after-tax losses related to the operations of EquiFirst for the three month period ended March 31, 2007. The primary factor in the recognition of these losses was the significant and rapid deterioration of the sub-prime market during the three month period ended March 31, 2007.

Regions will revise future filings to include the following disclosure, where appropriate, in the credit risk section of MD&A:

Regions has approximately $100 million in book value of what may be considered “sub-prime” loans retained from the disposition of EquiFirst. The credit loss exposure related to these loans is addressed in management’s periodic determination of the allowance for credit losses.

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filings and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/Alton E. Yother

Alton E. Yother

Chief Financial Officer

cc:	Brittany Ebbertt Staff Accountant SEC, Division of Corporation Finance